Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Geokinetics Inc.:

We consent to the incorporation by reference in this Registration Statement of Geokinetics Inc. on Form S-8 of our report dated April 29, 2005 (except as to note 12, which is at November 2, 2005) with respect to the consolidated balance sheets of Trace Energy Services Ltd. as of December 31, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004 included in the Form 8-K/A Report of Geokinetics Inc. filed on February 10, 2006.

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
January 10, 2007.